Mail Stop 4561

November 25, 2009

James T. Holder, Esq.
Senior Vice President and General Counsel
Sykes Enterprises, Incorporated
400 North Ashley Drive
Tampa, FL 33602

>   **Re: Sykes Enterprises, Incorporated**
>   **Registration Statement on Form S-4**
>   **File No. 333-162729**
>   **Filed October 29, 2009**

Dear Mr. Holder:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the exchange ratio for determining the number of Sykes shares to be issued in the merger will be based on the market price of Sykes common stock for the "ten consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger." We note also your disclosure on page 27 that you anticipate closing the merger within a day after the ICT stockholder meeting, such that the share exchange ratio is expected to be known by the time of the vote. Please revise the forepart of your filing, including the summary, to disclose prominently the time period anticipated between the ICT stockholder vote on the proposed merger and the closing of the merger.

2.   Because the number of Sykes shares ICT shareholders will receive in the proposed merger varies based on the market price of Sykes common stock over a

ten-day pricing period, please provide in your filing an illustrative table that shows the exchange ratio and amount of cash and number of Sykes shares that ICT shareholders will receive per share of ICT common stock, using a reasonable range of prices of Sykes common stock.

Prospectus Cover Page

3.   As it appears that the share exchange ratio may not be determined at the time of the ICT stockholder vote, consider revising the letter to ICT stockholders to state that the number of Sykes shares to be received by them as merger consideration may not be known at the time of their vote.

Questions and Answers about the Merger and Voting Procedures for the Special Meeting, page 1

4.   Please tell us, and disclose if applicable, whether there will be a 1-800 number that ICT stockholders can call prior to the vote to learn the share exchange ratio or, if the actual exchange ratio is not determined prior to the ICT stockholder vote, the share exchange ratio that would be applicable as of the latest practicable date.

5.   Since it appears that the actual number of Sykes shares ICT shareholders will receive in the merger may be determined a short time prior to the vote, disclose whether the company will provide a mechanism by which ICT shareholders can quickly change their votes.

Opinion of ICT's Financial Adviser

Engagement of Greenhill, page 49

6.   You disclose that the fee for ICT Group's financial advisor is approximately $3.7 million, "a substantial portion of which is payable upon consummation of the merger." Please clarify how much of the $3.7 million fee is contingent upon successful completion of the merger. Please also tell us what thought you have given to adding a risk factor to address the risks posed by the contingent nature of the fee structure.

Part II. Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5. Opinion of Shumaker, Loop & Kendrick, LLP

7.   This opinion contains the following assumption: "[W]e assume that the number of shares that may be issued [by Sykes] pursuant to the Merger Agreement will not cause the number of shares of common stock outstanding on the date of

issuance, together with shares of common stock reserved for issuance by the company for other purposes, to exceed the number of shares of common stock authorized to be issued pursuant to the company's Articles of Incorporation." It is inappropriate for counsel to assume facts that are readily ascertainable. Given the collar around the exchange ratio, it appears that counsel can determine the maximum number of shares that Sykes will be required to issue in the merger and, in turn, ascertain whether the number of shares to be issued will exceed the amount of the company's authorized shares. Accordingly, please have counsel revise its opinion to remove this assumption, or explain in your response letter why counsel is unable to determine whether the company will have sufficient authorized shares to issue in the merger.

8. Please have counsel revise its opinion to remove the first sentence of the penultimate paragraph stating that the opinions are provided solely for the benefit of Sykes. Investors are entitled to rely upon counsel's legal opinion and this sentence appears to constitute an inappropriate disclaimer of responsibility.

Item 22. Undertakings, page II-2

9. Please explain why you have not included the undertakings called for by Items 512(a)(5) and (6) of Regulation S-K.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3483. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (813) 229-1660
        Paul R Lynch, Esq.
        Shumaker, Loop & Kendrick LLP